Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 Direct: 816.983.8362 Fax: 816.983.8080 eric.gervais@huschblackwell.com

August 3, 2011

Larry L. Greene Senior Counsel Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Tortoise MLP Fund, Inc. (the “Fund”)

Dear Larry:

Today the Fund filed via EDGAR a universal shelf registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940.  The purpose of this filing is to register the Fund’s common stock, preferred stock and debt securities for offering from time to time on an immediate, continuous or delayed basis by the Fund or certain stockholders of the Fund. The Registration Statement includes disclosure consistent with that of the Fund’s previous filings. We are not aware of any novel issues or disclosure items requiring staff attention in the Registration Statement.

Please call the undersigned at (816) 983-8362 with any questions you may have.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais

Husch Blackwell LLP